SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

Colonial Financial Services Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

19566B101
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 19566B101

This statement on Schedule 13 D which was filed on December 22, 2010 and Amendment No. 1 which was filed on April 28, 2011, on behalf of Seidman and Associates, L.L.C. (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), LSBK06-08, L.L.C. ("LSBK"), Broad Park Investors, L.L.C. (“Broad Park”), CBPS, L.L.C. ("CBPS"), 2514 Multi-Strategy Fund, L.P. ("2514 MSF"), Veteri Place Corporation ("Veteri"), and Lawrence B. Seidman ("Seidman"), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Colonial Financial Services Inc. ("the Issuer"), a Maryland  corporation is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Seidman and the Reporting Persons entered into an Agreement dated May 19, 2011 with the Issuer which is attached hereto as Exhibit A and incorporated herein in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 19, 2011, Lawrence Seidman, the Reporting Persons and John Bailey entered into a Agreement with the Issuer.  A copy of this Agreement is attached hereto as Exhibit A and incorporated herein in its entirety.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

Signature Page to Colonial Financial Services, Inc. Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2011	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C.
By: Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

EXHIBIT A

AGREEMENT AMONG
COLONIAL FINANCIAL SERVICES, INC.,
COLONIAL BANK, FSB
AND
JOHN J. BAILEY, LAWRENCE B. SEIDMAN, 2514 MULTI-STRATEGY FUND, LP,
BROAD PARK INVESTORS, LLC, CBPS, LLC, LSBK06-08, LLC, SEIDMAN AND
ASSOCIATES, LLC, SEIDMAN INVESTMENT PARTNERSHIP, LP AND SEIDMAN
INVESTMENT PARTNERSHIP II, LP

    This Agreement is made this 19th day of May, 2011 by and among (i) John J. Bailey (“Bailey”), (ii) Lawrence B. Seidman (“Seidman”), (iii) the Seidman Entities, as that term is defined in paragraph 4(vi), (iv) Colonial Financial Services, Inc. (“Colonial”), having an office at 2745 S. Delsea Drive, Vineland, New Jersey 08360 and (v) Colonial Bank, FSB (“Colonial Bank”), having an office at 2745 S. Delsea Drive, Vineland, New Jersey 08360.

RECITALS

WHEREAS, Bailey has confirmed his interest in serving on the Boards of Directors of Colonial and its wholly owned subsidiary, Colonial Bank;

WHEREAS, members of Colonial’s Board have met and interviewed Bailey and the Board has reviewed his qualifications and experience, and believes that, subject to the terms and conditions of this Agreement, Bailey’s membership on the Board of Directors of Colonial may serve the long-term interests of Colonial and its stockholders; and

WHEREAS, in consideration of the Board’s decision to appoint Bailey to the Board of Directors of Colonial, Seidman, the Seidman Entities and Bailey have agreed to enter into this Agreement with Colonial and Colonial Bank.

NOW, THEREFORE, in consideration of the recitals and the representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the parties hereto agree as follows:

    1.           Representations and Warranties of Bailey and the Seidman Entities.Bailey and the Seidman Entities hereby represent and warrant to Colonial as follows:

(i)  Exhibit A sets forth the total number of shares of capital stock of Colonial which are owned beneficially by Bailey, the Seidman Entities and/or any affiliate of the Seidman Entities (as such terms are defined in Section 4, below, with each entity or individual included in the definition of the Seidman Entities referred to individually as a “Seidman Group Member”).

(ii)  Bailey and the Seidman Entities have fully disclosed in Exhibit A the total number of shares of capital stock of Colonial which they and each Seidman Group Member beneficially own (and to the best of their knowledge, each affiliate of the Seidman Entities owns), and neither Bailey nor any Seidman Group Member has a right to vote any shares of the capital stock of Colonial other than as disclosed in Exhibit A.

EXHIBIT A

(iii) The Seidman Entities have full and complete authority to enter into this Agreement and to bind to the terms of this Agreement the entire number of shares of the capital stock of Colonial in which they or any Seidman Group Member have a beneficial ownership interest and this Agreement constitutes a valid and binding agreement of the Seidman Entities.

(iv)  Seidman hereby represents and warrants that he has the authority to bind the Seidman Entities to this Agreement and that by his signature below he binds himself and the Seidman Entities to this Agreement.

   2.           Covenants of Colonial.  Colonial covenants and agrees that during the Term of this Agreement, as defined in paragraph 6 hereof:

(i)  As soon as practicable after the execution and delivery of this Agreement, the Board of Directors of Colonial will appoint Bailey to fill a vacancy on the Board of Directors of Colonial for an initial term commencing at the May 19, 2011 meeting of Colonial’s Board of Directors and ending at the time of Colonial’s 2012 annual meeting of stockholders.

(ii)  As soon as practicable after the execution and delivery of this Agreement, Colonial shall take such action as may be necessary to appoint Bailey to fill a vacancy on the Board of Directors of Colonial Bank for an initial term commencing at the May 19, 2011 meeting of Colonial Bank’s Board of Directors and ending at the time of Colonial Bank’s 2012 annual meeting of sole stockholder.

(iii)  After such appointments effected pursuant to paragraphs 2(i) and 2(ii) above, so long as the Seidman Entities beneficially own at least 5.0% of the issued and outstanding shares of common stock of Colonial, Colonial will nominate Bailey to its Board of Directors and will recommend to Colonial’s stockholders the election of Bailey at Colonial's annual meeting of stockholders, subject to the exercise of each Colonial director’s fiduciary duties. Colonial shall use its reasonable best efforts to have Bailey elected as a director of Colonial and Colonial shall solicit proxies for Bailey to the same extent as it does for any of its other nominees to the Board of Directors.  In addition to the foregoing, so long as the Seidman Entities own at least 5.0% of Colonial’s issued and outstanding shares of common stock, Colonial shall take all necessary steps to have Bailey continue to be elected as a director of Colonial Bank and shall vote its shares of Colonial Bank stock in favor of Bailey’s election as a director of Colonial Bank, in each case subject to the exercise of Colonial’s fiduciary duties.  If the Seidman Entities no longer beneficially own the minimum number of shares of common stock of Colonial specified in the prior sentence, Colonial will have no further obligations under this paragraph 2(iii), and Bailey will promptly tender his resignation from the boards of directors of Colonial and Colonial Bank, and from any committees of the boards on which he then sits.

(iv)           Bailey shall receive from Colonial and Colonial Bank such fees and compensation for service on their Boards of Directors and committees as is received by other members of such Boards of Directors for their service on such boards and committees.

   3.           Covenants of Bailey, Seidman and the Seidman Entities.  Each of Bailey, Seidman and the Seidman Entities covenant and agree that during the Term of this Agreement:

EXHIBIT A

(i)  They shall not directly or indirectly solicit, or act in concert with any affiliate, group or other person to solicit, “proxies,” or directly or indirectly become a “participant” or otherwise engage in any “solicitation” (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended) with respect to any matter not recommended or approved by Colonial’s Board of Directors or engage in any of the foregoing activities on behalf of any nominee for election as a director who is not supported or was not nominated by Colonial’s Board of Directors.

(ii)  They shall not directly or indirectly submit or encourage the submission of any nomination for election as director or any stockholder proposal for business at a meeting of Colonial’s stockholders.

(iii)  They shall vote, and shall require each Seidman Group Member to vote, all shares they beneficially own (a) in favor of any nominee for election as director submitted by Colonial’s Board of Directors, (b) against any nominee for election as director not submitted by, or who is opposed by Colonial’s Board of Directors, and (c) in accordance with the recommendations of Colonial’s Board of Directors on all procedural matters. Furthermore, they shall not, nor shall they act in concert with any affiliate, group or other person to (A) join with or assist any person or entity, directly or indirectly in opposing, or make any statement in opposition to, any director nomination submitted by Colonial’s Board of Directors to a vote of Colonial’s stockholders or (B) join with or assist any person or entity, directly or indirectly, in supporting or endorsing (including supporting, requesting or joining in any request for a meeting of stockholders in connection with), or make any statement in favor of, any proposal submitted to a vote of Colonial’s stockholders that is opposed by Colonial’s Board of Directors.

(iv)  They shall vote, and shall require each Seidman Group Member to vote, all shares beneficially owned in favor of any stock-benefit plan submitted by Colonial’s Board of Directors to a vote of Colonial’s stockholders.

(iv)  They shall not vote, nor shall they act in concert with any affiliate, group or other person to vote, for any nominee or nominees for election to the Board of Directors of Colonial, other than those nominated by Colonial’s Board of Directors, and no Seidman Group Member shall consent to become a nominee for election as a director of Colonial unless such person has been nominated by Colonial’s Board of Directors.

(v)  They shall not directly or indirectly act in concert with any group or other person to acquire control of Colonial, and if any offer or inquiry concerning an offer to acquire control of Colonial shall be received they shall refer such offer or inquiry directly and solely to the Chairman of the Board of Directors and/or to the Chief Executive Officer of Colonial.

(vi)  They shall not directly or indirectly participate or act in concert with any affiliate, group or other person to participate, by encouragement or otherwise, in any litigation against or derivatively on behalf of Colonial, except for testimony which may be required by law, and except as may occur in the ordinary course of business with respect to any loan, deposit or other transaction where a Seidman Group Member or an affiliate is dealing with Colonial as a customer.

EXHIBIT A

(vii)  They shall not provide, nor shall they act in concert with any person to provide, any funds, services or facilities, to any person in support of any activity by such person that would be a violation of their covenants under the provisions of this paragraph 3 if undertaken by any of them.

(vii)  Bailey shall maintain all confidential information confidential and shall not disclose or reveal in any manner whatsoever any confidential information to any person.

(ix)  Nothing contained in this paragraph 3 shall be interpreted to prohibit Bailey from voting, as a director, in such manner as he deems appropriate on any matter which may come before the Board of Directors or any committee of Colonial or Colonial Bank, nor shall the same prohibit him from including in any disclosure by Colonial under the Securities Exchange Act of 1934, any statement explaining his vote if he is required by law or regulation to include such an explanation in such disclosure.

   4.           Definitions.  As used in this Agreement, the following terms shall have the meanings indicated, unless the context otherwise requires:

(i)  The term “acquire” means every type of acquisition, whether effected by purchase, exchange, operation of law or otherwise.

(ii)  The term “acting in concert” means (i) knowing participation in a joint activity or conscious parallel action towards a common goal whether or not pursuant to an express agreement, or (ii) a combination of pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

(iii)  The term “affiliate” means a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, another person.

(iv)  The terms “beneficial ownership” or “beneficially owned” shall be determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934.

(v)    The term “confidential information” shall include, without limitation, all information concerning Colonial and Colonial Bank, its business and operations obtained or ascertained by Bailey as a result of his service on the board of directors of Colonial or Colonial Bank, whether prepared by Colonial or Colonial Bank or otherwise, together with all reports, analyses, compilations, memoranda, notes, studies or other documents or records or electronic media prepared by Bailey that contain or otherwise reflect or are generated from such information, but does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by Bailey, (ii) was available to Bailey on a non-confidential basis prior to its disclosure to you by Colonial or Colonial Bank, or (iii) becomes available to Bailey on a non-confidential basis from a person other than Colonial or Colonial Bank who is not otherwise known to Bailey upon due inquiry to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation

EXHIBIT A

(vi)  The term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, or the power to direct or cause the direction of the management, activities or policies of a person or organization, whether through the ownership of capital stock, by contract, or otherwise.

(vii)  The term “Seidman Entities” shall mean: Lawrence B. Seidman; 2514 Multi-Strategy Fund, LP, a Florida limited partnership; Broad Park Investors, LLC, a Delaware limited liability company; CBPS, LLC, a New York limited liability company; LSBK06-08, LLC, a New Jersey limited liability company; Seidman and Associates, LLC, a New Jersey limited liability company; Seidman Investment Partnership, LP, a New Jersey limited partnership; and Seidman Investment Partnership II, LP, a New Jersey limited partnership; and/or any person affiliated with the persons specified in this paragraph.

(viii) The term “person” includes an individual, group acting in concert, a corporation, a partnership, an association, a joint stock company, a trust, an unincorporated organization or similar company, a syndicate, or any other group formed for the purpose of acquiring, holding or disposing of the equity securities of Colonial.

(ix) The term “vote” means to vote in person or by proxy, or to give or authorize the giving of any consent as a stockholder on any matter.

   5.           Remedies.  Colonial, Bailey and the Seidman Entities acknowledge and agree that a breach or threatened breach by either party may give rise to irreparable injury inadequately compensable in damages, and accordingly each party shall be entitled to injunctive relief to prevent a breach of the provisions hereof and to enforce specifically the terms and provisions hereof in any state or federal court having jurisdiction, in addition to any other remedy to which such aggrieved party may be entitled to at law or in equity. In the event either party institutes any legal action to enforce such party’s rights under, or recover damages for breach of, this Agreement, the prevailing party or parties in such action shall be entitled to recover from the other party or parties all costs and expenses, including but not limited to actual attorneys’ fees, court costs, witness fees, disbursements and any other expenses of litigation or negotiation, incurred by such prevailing party or parties. Each Seidman Group Member shall have the right of contribution from the each other Seidman Group Member for any damages paid or expenses incurred (including attorneys’ fees) pursuant to this provision.

   6.           Term.  This Agreement shall remain in effect (the “Term of this Agreement”) until the later of (i) the completion of the 2012 annual meeting of stockholders of Colonial, and (ii) ninety (90) days after the date Bailey is no longer a member of the Board of Directors of Colonial and Colonial Bank.  This Agreement may also be terminated by the parties hereto at any time by the written agreement of all of the parties to this Agreement.

   7.           Publicity.  Any press release or other publicity with respect to this Agreement or any provisions hereof shall be jointly prepared and issued by the parties hereto. During the Term of this Agreement, no party to this Agreement shall cause, discuss, cooperate or otherwise aid in the preparation of any press release or other publicity concerning any other party to this Agreement or its operations without prior approval of such other party.

EXHIBIT A

      8.           Notices.  All notice requirements and other communications shall be deemed given when delivered or on the third succeeding business day after being mailed by registered or certified mail, return receipt requested, addressed to Bailey, the Seidman Entities, Colonial and Colonial Bank, below:

Bailey	John J. Bailey
17 Merion Drive
P.O. Box 563
Lincroft, New Jersey 07738

Seidman Entities:	Lawrence B. seidman
100 Misty Lane
Parsippany, New Jersey 07054

With a copy to:	Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

Colonialand Colonial Bank:	Edward J. Geletka, President and Chief Executive Officer
Colonial Financial Services, Inc.
Colonial Bank, FSB
2745 S. Delsea Drive
Vineland, New Jersey 08360

With a copy to:	Eric Luse, Esq.
Luse Gorman Pomerenk & Schick, PC
5335 Wisconsin Avenue, N.W.
Washington, D.C. 20015

   9.           Governing Law and Choice of Forum.  Maryland law, unless applicable federal law or regulation is deemed controlling, shall govern the construction and enforceability of this Agreement. Any and all actions concerning any dispute arising hereunder shall be filed and maintained in a state or federal court, as appropriate, sitting in the State of New Jersey, in Cumberland County.

   10.           Severability.  If any term, provision, covenant or restriction of this Agreement is held by any governmental or regulatory authority or a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

EXHIBIT A

   11.           Survival of Representations.  Warranties and Agreements. All representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

   12.           Amendments.  This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

   13.           Counterparts.  This Agreement may be executed in counterparts, each of which shall be an original, but each of which together shall constitute one and the same agreement.

   14.           Duty to Execute.  Each party agrees to execute any and all documents, and to do and perform any and all acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

EXHIBIT A

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the undersigned or duly authorized officers thereof as of the day and year first above written.

/ss/ John J. Bailey

/ss/ Lawrence B. Seidman, personally and as agent for the persons and entities named in Paragraph 4(vi)

/ss/ Edward J. Geletka, President and Chief Executive Officer, Colonial Financial Services, Inc. and Colonial Bank, FSB.

EXHIBIT A

Exhibit A

Seidman and Associates, L.L.C.	60,241
Seidman Invesment Partnership, L.P.	48,877
Seidman Invesment Partnership II, L.P.	47,938
LSBK06-08, L.L.C.	27,638
Broad Park Investors, L.L.C.	28,237
2514 Multi-Strategy Fund, L.P.	21,971
CBPS, L.L.C.	26,937
Lawrence B. Seidman	27,000
Total	288,839